UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4*)

                            Onyx Software Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    683402200
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 April 20, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               50,053 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  ---------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            50,053 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                                   --------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           50,053 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.28%

14 TYPE OF REPORTING PERSON*
         CO,BD, IA



                                  SCHEDULE 13D
CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               1,136,885 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                     -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            1,136,885 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                              -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,136,885 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.25%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                         (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               211,278 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            211,278 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          211,278 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.16%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               231,733 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            231,733 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           231,733 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.27%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 683402200

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               154,491 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            154,491 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                       -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           154,491 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.85%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Onyx Software Corporation, 1100 12th Avenue Northeast, Suite 100, Bellevue, WA., 98004.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LOF, LMF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.
Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LOF, LMF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. Loeb's current position with respect to the Issuer is reflected in the following letter that was sent to the Issuer's Board of Directors:

Janice Anderson
Chairman and Chief Executive Officer
Onyx Software Corporation
11001 12th Avenue Northeast
Suite 100
Bellevue, WA 98004

To the Board of Directors of Onyx Software Corporation,

As you are aware, Loeb Partners Corporation and affiliates own approximately 9.8% of the common stock of Onyx Software Corporation. On April 13th we had a phone conversation with your CEO, Janice Anderson, and board member William Porter. This conversation did not clearly indicate to us that the management and board of Onyx are committed to maximizing value for shareholders. Our state of confusion is particularly acute in light of your recent public statements with regard to the hiring of Piper Jaffray to serve as your financial advisor. Your truncated announcement did not suggest that the board and management are working , in light of CDC Corporation's credible overtures to the company, to immediately create value for shareholders; rather, in pointed language, the announcement made it clear that Piper's mandate is to evaluate acquisitions and the CDC offer. We think this message is too safe for the management of Onyx. We think it is time to be clear about recognizing that Onyx has come to an important inflection point. Management has done an admirable job in returning the company to health, but it is clear that combining with a larger organization will allow the company to realize the scale that is invisible from its current vantage point.

Accordingly, we would like to be more involved in the strategic direction of our company. We hereby request two board seats effective immediately. As we are one of your largest owners, we sincerely hope that you will not deny us the right to sit on your board based upon the technicality that we have missed the deadline by which to submit shareholder proposals for the 2006 annual meeting. It is likely that our board members will want the company to immediately effect the following actions. First, our board members will urge the company to negotiate a definitive agreement governing the terms of a merger with CDC Corporation at a premium to CDC's current offer. Our board members will not waste time with process. By now, our board members would have attempted to cause the company to meet with CDC. Second, our board members would seek to negotiate an agreement with CDC that allows for a 50 day solicitation period, whereby Onyx would be free to negotiate with other bidders that might express an interest in acquiring the company. Needless to say, our board members would seek to negotiate a "superior offer out" provision which would allow Onyx to declare another offer superior, which superior offer could then be matched by CDC. We are concerned that Onyx is not well practiced in finding a simple path to value creation when presented with a set of circumstances such as those brought about by the CDC bid. As your by-laws permit you to expand the board and appoint new directors without shareholder approval, we once again ask for two board seats immediately.

A member of our firm attended a broker sponsored breakfast meeting today with the chief executive officer of CDC Corporation, Peter Yip, which left us confident that at some price CDC is a competent buyer. At today's breakfast Mr. Yip suggested that he would consider paying more for Onyx although at the inception of the meeting he said that he would not pay more for the company. Our net impression of the meeting was that CDC is willing to improve their offer if Onyx is earnest in its reception of CDC; more to the point, our impression of the meeting was that the above-mentioned terms of a definitive agreement are well within reach if Onyx does not erect irrational roadblocks to CDC's efforts such as unreasonable standstill and non-disclosure stipulations. We mention this meeting both because we feel compelled to as we would like to buy more of your stock and because we think you need all the help you can get in maximizing value for us, your owners.

Sincerely,
Gideon King
Loeb Partners Corporation

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of April 5, 2006.
                                    Shares of Common Stock

Loeb Arbitrage Fund                        1,136,885
Loeb Partners Corporation                     50,053
Loeb Offshore Fund Ltd.                      211,278
Loeb Marathon Fund LP                        231,733
Loeb Marathon Offshore Fund Ltd.             154,491
                                          -----------
                                           1,784,440

The total shares of Common Stock constitutes 9.81% of the 18,188,526 outstanding shares of Common Stock as reported by the issuer.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made since the previous filing:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              03-30-06       2193               4.58
                              03-31-06        962               4.59
                              04-03-06        139               4.65
                              04-04-06       2372               4.56
                              04-05-06        203               4.57

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              03-30-06      49828               4.58
                              03-31-06      21854               4.58
                              04-03-06       3138               4.64
                              04-04-06      53897               4.55
                              04-05-06       4604               4.56

Holder                            Date     Shares      Average Price
Loeb Offshore Fund Ltd.
                              03-31-06       4061               4.58
                              04-03-06        583               4.64
                              04-04-06      10015               4.55
                              04-05-06        856               4.56

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP
                              03-31-06       4446               4.58
                              04-03-06        684               4.64
                              04-04-06      10983               4.55
                              04-05-06        936               4.56

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
     Fund Ltd.
                              03-30-06       6745               4.58
                              03-31-06       2964               4.58
                              04-03-06        456               4.64
                              04-04-06       7322               4.55
                              04-05-06        624               4.56




                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund


Holder                            Date     Shares      Average Price
Loeb Offshore Fund Ltd.


Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
     Fund Ltd.


All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 20, 2006                       Loeb Partners Corporation


                                 By: /s/ Gideon J. King
                                     Executive Vice President

April 20, 2006                        Loeb Arbitrage Fund
                                 By: Loeb Arbitrage Management, Inc., G.P.


                                 By: /s/ Gideon J. King
                                         President

April 20, 2006                         Loeb Offshore Fund Ltd.


                                 By: /s/ Gideon J. King
                                         Director

April 20, 2006                         Loeb Marathon Fund LP
                                 By: Loeb Arbitrage Management, Inc., G.P.


                                 By: /s/ Gideon J. King
                                         President

April 20, 2006                                  Loeb Marathon Offshore Fund Ltd.


                                              By: /s/ Gideon J. King
                                                      Director